UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934**

Date of Report (Date of earliest event reported): November 9, 2005

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

**15601 Dallas Parkway, Suite 600, Addison, Texas
75001**

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

The following is a supplement to the prospectus of Behringer Harvard REIT I, Inc. dated November 9, 2005:

      SUPPLEMENTAL INFORMATION – The prospectus of Behringer Harvard REIT I, Inc. consists of this prospectus dated February 11, 2005, Supplement No. 1 dated May 17, 2005, Supplement No. 2 dated August 17, 2005 and Supplement No. 3 dated November 9, 2005.


BEHRINGER HARVARD REIT I, INC.
SUPPLEMENT NO. 3 DATED NOVEMBER 9, 2005
TO THE PROSPECTUS DATED FEBRUARY 11, 2005


      This document supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated February 11, 2005, as supplemented by Supplement No. 1 dated May 17, 2005 and Supplement No. 2 dated August 17, 2005. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

      The purpose of this supplement is to describe the following:

          (1)   the status of the offering of shares in Behringer Harvard REIT I;

          (2)   updated information regarding the number of shares of Behringer Harvard REIT I held by Behringer Harvard Holdings, LLC;

          (3)   information regarding our distributions to investors; and

          (4)   updated information regarding the prior performance of real estate programs managed by our advisor and its affiliates.

Status of the Offering

      We commenced the second public offering of shares of our common stock on February 11, 2005. We have accepted investors' subscriptions to this offering received through November 1, 2005 and issued approximately 62,919,000 shares of our common stock, with gross proceeds of approximately $572.9 million distributed to us.

Stockholdings

      The following information replaces footnote (2) to the table in the section of our prospectus captioned "Prospectus Summary – Conflicts of Interest" on page 7 of the prospectus:

          (2)   Behringer Harvard Holdings currently owns 22,000 of our issued and outstanding shares. The remaining approximately 62,897,000 issued and outstanding shares are held by approximately 17,000 stockholders of record as of November 1, 2005.

      The following information should be read in conjunction with the "Management – Stockholdings" section beginning on page 64 of the prospectus and the "Management – Affiliated Companies – Property Management" section beginning on page 65 of the prospectus:

      On May 11, 2005, our board of directors authorized a one-time 10% stock dividend to be paid to all of our stockholders of record on September 30, 2005, such record date representing the last day of the first full calendar quarter after we raised an aggregate $50.0 million in this offering. The stock dividend was paid on October 1, 2005. As a result, as of October 1, 2005, Behringer Harvard Holdings owns 22,000 of our issued and outstanding shares.

Distributions

The following information replaces the section of our prospectus captioned "Questions and Answers About This Offering – What have your distribution payments been since you began operations on October 1, 2003?" on page 20 of the prospectus:

Q: What have your distribution payments been since you began operations on October 1, 2003?

A: We have paid the following distributions since we began operations:

Quarter	Approximate Amount (Rounded)	Annualized Percentage Return on an Investment of $10.00 per share
4th Qtr. 2003 (partial)	$0.1764376 per share	7%
1st Qtr. 2004	$0.1745198 per share	7%
2nd Qtr. 2004	$0.1745198 per share	7%
3rd Qtr. 2004	$0.1745198 per share	7%
4th Qtr. 2004	$0.1745198 per share	7%
1st Qtr. 2005	$0.1745198 per share	7%
2nd Qtr. 2005	$0.1745198 per share	7%
3rd Qtr. 2005	$0.1745198 per share	7%

All of our distributions made through the third quarter of 2004 constituted a return of capital to our stockholders, and approximately 91% of our aggregate distributions made in 2004 constituted a return of capital. Approximately 74% of our distributions made in the fourth quarter of 2004 constituted a return of capital; approximately 41% of our distributions made in the first quarter of 2005 constituted a return of capital; and approximately 30% of our distributions made in the second quarter of 2005 constituted a return of capital. Distributions constitute return of capital when and to the extent the amount of the distributions exceed earnings and profits as determined on a tax basis. As we make additional acquisitions, increase our revenues and overcome start-up and fixed costs, we expect our earnings to increase and the percentage of our distributions that constitute a return of capital to decrease. See "Risk Factors – Risks Related to Our Business in General – Distributions may be paid from capital, and there can be no assurance that we will be able to achieve expected cash flows necessary to continue to pay initially established distributions or maintain distributions at any particular level, or that distributions will increase over time."

In addition, on October 1, 2005, we paid a one-time 10% stock dividend to our stockholders of record on September 30, 2005.

The following information should be read in conjunction with the "Description of Shares – Distributions" section beginning on page 135 of the prospectus:

We are focused on building what we believe is a portfolio of institutional quality real estate with premier business addresses in especially desirable locations. We believe that this focus will help us achieve our goal of providing our investors a liquidity event either by listing our common stock for trading on a national securities exchange or for quotation on the Nasdaq National Market System, or selling our properties. In our view, the ability to achieve either of these liquidity events requires us to build and maintain the quality of our real estate portfolio.

As a result of the increasing demand on the part of institutional and global investors for institutional quality real estate located in major U.S. markets, the costs of acquiring institutional quality real estate have increased since we began accumulating our real estate portfolio. This results in downward pressure on current yields from such assets, which would be expected to create downward pressure on the rate of current distributions we are able to make. We expect this trend to continue into 2006. Rather than compromise the quality of our real estate portfolio, which could have a negative effect on a liquidity event, we intend to maintain our objective of building a portfolio of high quality institutional real estate. Although this strategy may result in delays in locating suitable investments, higher acquisition costs and lower returns in the short-term, we believe our portfolio's overall long-term performance will be enhanced. Our board of directors will re-evaluate our distributions by the end of 2005 and unless there is a change in the current investment trends for institutional quality real estate, it is anticipated that we will consider lowering our distribution rate for subsequent periods.

Prior Performance Summary

The following information replaces the section of our prospectus captioned "Prospectus Summary – Prior Offering Summary" on page 8 of the prospectus:

In addition to our initial public offering, Robert M. Behringer, our founder, Chief Executive Officer and Chief Investment Officer, has recently sponsored the following programs through Behringer Harvard Holdings: one publicly offered REIT, Behringer Harvard Opportunity REIT I, Inc. (Behringer Harvard Opportunity REIT I); two publicly offered real estate limited partnerships, Behringer Harvard Short-Term Opportunity Fund I LP (Behringer Harvard Short-Term Fund I) and Behringer Harvard Mid-Term Value Enhancement Fund I LP (Behringer Harvard Mid-Term Fund I); nine private offerings of tenant-in-common interests; and one privately offered real estate limited partnership, Behringer Harvard Strategic Opportunity Fund I LP (Behringer Harvard Strategic Opportunity Fund I). Over the last 15 years, Mr. Behringer has sponsored an additional 29 privately offered real estate programs, consisting of 28 single-asset, real estate limited partnerships and one private REIT, Harvard Property Trust, Inc. As of September 30, 2005, approximately 15,000 investors had invested an aggregate of approximately $650 million in the foregoing real estate programs, including our initial public offering. The "Prior Performance Summary" section of this prospectus contains a discussion of the programs sponsored by Mr. Behringer from January 1, 1995. Certain statistical data relating to such programs with investment objectives similar to ours also is provided in the "Prior Performance Tables" included as Exhibit A to this prospectus. The prior performance of the programs previously sponsored by Mr. Behringer is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

The following information replaces the section of our prospectus captioned "Prior Performance Summary" beginning on page 105 of the prospectus:

Prior Investment Programs

The information presented in this section represents the historical experience of certain real estate programs managed by our advisor and its affiliates, including certain officers and directors of our advisor. Our investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior real estate programs. Investors who purchase our shares will not thereby acquire any ownership interest in any partnerships or corporations to which the following information relates or in any other programs of our affiliates.

Our chief executive officer and founder, Robert M. Behringer, has served as general partner, chief executive officer and/or director in 42 other prior programs over the last fifteen years, which includes three other public programs and 39 privately offered programs.

The information in this section and in the Prior Performance Tables included in this prospectus as Exhibit A shows relevant summary information concerning real estate programs sponsored by our affiliates. The Prior Performance Tables set forth information as of the dates indicated regarding certain of these prior programs as to (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior real estate programs (Table III); (4) results of completed programs (Table IV); and (5) results of sales or disposals of property (Table V). Additionally, Table VI, which is contained in Part II of the registration statement for this offering and which is not part of the prospectus, provides certain additional information relating to properties acquired by the prior real estate programs. We will furnish copies of such table to any prospective investor upon request and without charge. The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like programs. The following discussion is intended to summarize briefly the objectives and performance of the prior real estate programs and to disclose any material adverse business developments sustained by them.

Public Programs

Affiliates of Behringer Advisors are sponsoring or have recently sponsored three public real estate programs with substantially the same investment objectives as ours (Behringer Harvard Opportunity REIT I, Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I). The initial public offerings with respect to Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I terminated on February 19, 2005. The initial public offering with respect to Behringer Harvard Opportunity REIT I commenced on September 20, 2005. The currently effective registration statement of Behringer Harvard Opportunity REIT I is for the offer and sale of up to 40.0 million shares of common stock at a price of $10.00 per share, plus an additional 8.0 million shares of common stock at a maximum price of $9.50 per share pursuant to that company's distribution reinvestment plan. As described in the "Prior Performance Summary," Robert M. Behringer and his affiliates also have sponsored other privately offered real estate programs that have a mix of fund characteristics, including targeted investment types, investment objectives and criteria and anticipated fund terms, that are substantially similar to ours, and which are still operating and may acquire additional properties in the future. Behringer Advisors and its affiliates will likely experience conflicts of interest as they simultaneously perform services for us and other Behringer Harvard sponsored programs.

The aggregate dollar amount of the acquisition and development costs of the properties in which we, Behringer Harvard Short-Term Fund and Behringer Harvard Mid-Term Fund I purchased interests, as of September 30, 2005, was approximately $740 million. Following is a table showing the breakdown by type of property of the aggregate amount of acquisition and development costs of the properties purchased by Behringer Harvard Short-Term Fund I, Behringer Harvard Mid-Term Fund I and us as of September 30, 2005:

Type of Property	New	Used	Construction
Office and Industrial Buildings	0%	100%	0%
Retail Property	0%	100%	0%
Development Property	0%	0%	100%

The following is a breakdown of the aggregate amount of acquisition and development costs of the properties purchased by Behringer Harvard Short-Term Fund I, Behringer Harvard Mid-Term Fund I and us as of September 30, 2005, by 100% fee ownership interests, ownership of tenant-in-common (TIC) interests, and ownership of joint venture interests:

Fund	100% Owned	TIC Interests	Joint Ventures
Behringer Harvard REIT I	78.0%	22.0%	–
Behringer Harvard Short-Term Fund I	96.3%	–	3.7%
Behringer Harvard Mid-Term Fund I	100%	–	–

As of October 31, 2005, Behringer Harvard Opportunity REIT I had not admitted any investors, nor had it acquired any properties or other investments.

Historically, the public programs sponsored by our affiliates, including us, have experienced losses during the first several quarters of operations. Many of these losses can be attributed to initial start-up costs and a lack of revenue producing activity prior to the programs' initial property investments. Losses also may reflect the delay between the date a property investment is made and the period when revenues from such property investment begin to accrue. Furthermore, with the exception of the sale by Behringer Harvard Short-Term Fund I of the undeveloped land adjacent to the Woodall Rodgers Property, as described below, the programs have sold no properties, and thus, any appreciation or depreciation of the properties is not reflected in the net income of the programs.

Upon request, prospective investors may obtain from us without charge copies of offering materials and any reports prepared in connection with any of the Behringer Harvard public programs, including a copy of the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For a reasonable fee, we will also furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our Secretary. Many of the offering materials and reports prepared in connection with the Behringer Harvard public programs are also available on our website, *www.bhfunds.com*. In addition, the Securities and Exchange Commission maintains a website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Behringer Harvard Short-Term Fund I

Behringer Harvard Short-Term Fund I, a Texas limited partnership, was formed in July 2002 to acquire interests in office, office-tech, retail, apartment, industrial and hotel properties. Robert M. Behringer and Behringer Harvard Advisors II LP, an affiliate of our advisor, serve as the general partners of Behringer Harvard Short-Term Fund I. The public offering of Behringer Harvard Short-Term Fund I's units of limited partnership interest commenced on February 19, 2003 and terminated on February 19, 2005. As of February 19, 2005, Behringer Harvard Short-Term Fund I had raised gross offering proceeds of approximately $109.2 million from the issuance of approximately 11.0 million units of limited partnership interest to approximately 4,200 investors.

As of September 30, 2005, Behringer Harvard Short-Term Fund I had purchased interests in ten real estate properties amounting to an investment of approximately $135 million (purchase price including debt financing).

In addition, in October 2005, Behringer Harvard Short-Term Fund I purchased an interest in property located in Collin County, Texas. Thus, as of October 31, 2005, Behringer Harvard Short-Term Fund I owned an interest in the following properties:

- The Woodall Rodgers Property. This property, acquired in February 2004, is located in Dallas, Texas and consists of a five-story office building built in 1984, containing approximately 74,090 rentable square feet and a free-standing single-story bank office building with drive-through lanes. The buildings are located on approximately 1.7 acres subject to a ground lease that expires in 2097. The property also included approximately 1.6 acres of undeveloped adjacent land that was sold to LZA Properties, L.P., an unaffiliated third party, on April 6, 2005. Behringer Harvard Short-Term Fund I owns a 100% fee simple interest in the remaining property. As of September 30, 2005, the remaining Woodall Rodgers Property was approximately 96% leased and includes as its major tenants Republic Title of Texas, Inc. and Precept Builders, Inc.

- The Quorum Property. This property, acquired in July 2004, is located in Addison, Texas, a suburb of Dallas, Texas, and consists of a seven-story office building built in 1981, containing approximately 133,799 rentable square feet, a parking garage and a nine-lane drive-through bank facility. The buildings are located on approximately 3.9 acres of land. Behringer Harvard Short-Term Fund I owns a 100% fee simple interest in this property. As of September 30, 2005, the Quorum Property was approximately 65% leased and includes as its major tenants KMC Insurance Services, Inc., Workflow Studios, Inc. and JP Morgan/Chase Bank.

- The Skillman Property. This property, acquired in part in July 2004 with the remainder purchased in May 2005, is located in Dallas, Texas and consists of a shopping/service center built in 1985 containing approximately 98,764 rentable square feet. The property is located on approximately 7.3 acres of land. Behringer Harvard Short-Term Fund I owns a 100% interest in the Skillman Property through direct and indirect partnership interests in a limited partnership that owns the property. As of September 30, 2005, the Skillman Property was approximately 89% leased and includes as its major tenants Compass Bank, Re/Max Associates of Dallas and El Fenix.

- The Central Property. This property, acquired in August 2004, is located in Dallas, Texas and consists of a six-story office building containing approximately 87,292 rentable square feet. The property is located on approximately 0.66 acres of land. Behringer Harvard Short-Term Fund I owns a 62.5% interest in the Central Property through direct and indirect partnership interests in a limited partnership that owns the property. As of September 30, 2005, the Central Property was approximately 49% leased and includes as its major tenants BGO Architects, Dr. Monty Buck and Michael Burns and Associates, Inc.

- The Coit Property. This property, acquired in October 2004, is located in Plano, Texas, a suburb of Dallas, Texas, and consists of a two-story office building built in 1986, containing approximately 105,030 rentable square feet. The property is located on approximately 12.3 acres of land. Behringer Harvard Short-Term Fund I owns a 90% interest in the Coit Property through direct and indirect partnership interests in a limited partnership that owns the property. As of September 30, 2005, the Coit Property was 100% leased to one tenant, CompUSA, Inc.

- Mockingbird Commons. This property, acquired in November 2004, is located in Dallas, Texas and consists of a 5.4-acre site that is planned for redevelopment as a 475,000 square foot mixed-use project with a boutique hotel, high rise luxury condominiums and retail stores. Behringer Harvard Short-Term Fund I owns a 70% interest in the Mockingbird Commons Property through direct and indirect partnership interests in a limited partnership that owns the property.

- Northwest Highway Property. This property, acquired in March 2005, is located in Dallas, Texas and consists of approximately 4.97 acres of land which is planned for development into high-end residential lots for the future sale to luxury home builders. Behringer Harvard Short-Term Fund I entered into a partnership agreement whereby Behringer Harvard Short-Term Fund I and a wholly-owned subsidiary of Behringer Harvard Short-Term Fund I owns a combined 80% interest in the Northwest Highway Property through direct and indirect partnership interests in a limited partnership that owns the property.

- 250/290 Carpenter Property. This property, acquired in April 2005, is located in Irving, Texas, a suburb of Dallas, Texas, and consists of a three-story office building built in 1976 and two connected seven-story towers, each built in 1983, in total containing approximately 536,241 rentable square feet. The property is located on approximately 15.3 acres of land. Behringer Harvard Short-Term Fund I owns a 100% fee simple interest in this property. As of September 30, 2005, the Carpenter Property was 100% leased to one tenant, Citicorp North America, Inc.

- Landmark I & II. This property, acquired in July 2005, is located in Dallas, Texas, and consists of two separate two-story office buildings, each built in 1998, in total containing approximately 257,427 rentable square feet. The property is located on approximately 19.9 acres of land. Behringer Harvard Short-Term Fund I owns a 100% fee simple interest in this property. As of September 30, 2005, Landmark I & II were 100% leased to CompUSA, Inc. and CompUSA Management Company, Inc.

- Melissa Land. This property, acquired in October 2005, is located in Collin County, Texas, and consists of 72.26 acres of land which is planned for development into residential lots for the future sale to home builders. Behringer Harvard Short-Term Fund I owns a 60% interest in this property through its direct partnership interest in a limited partnership.

Behringer Harvard Mid-Term Fund I

Behringer Harvard Mid-Term Fund I, a Texas limited partnership, was formed in July 2002 to acquire interests in institutional quality office and office service center properties having desirable locations, personalized amenities, high quality construction and creditworthy commercial tenants. Robert M. Behringer and Behringer Harvard Advisors I LP, an affiliate of our advisor, serve as the general partners of Behringer Harvard Mid-Term Fund I. The public offering of Behringer Harvard Mid-Term

Fund I's units of limited partnership interest commenced on February 19, 2003 and terminated February 19, 2005. As of February 19, 2005, Behringer Harvard Mid-Term Fund I had raised gross offering proceeds of approximately $44.2 million from the issuance of approximately 4.4 million units of limited partnership interest to approximately 1,300 investors.

As of September 30, 2005, Behringer Harvard Mid-Term Fund I had purchased interests in five real estate properties amounting to an investment of approximately $30.5 million.

As of September 30, 2005, Behringer Harvard Mid-Term Fund I owned following properties:

- The Hopkins Property. This property, which was acquired in March 2004, is located in Hopkins, Minnesota, which is a suburb of Minneapolis. The property contains a one-story office building built in 1981, containing approximately 29,660 of rentable square feet and located on approximately 2.5 acres of land. Behringer Harvard Mid-Term Fund I owns a 100% fee simple interest in this property. Pursuant to a lease terminating in September 2010, the property is 100% leased on a triple-net basis to SunGard Financial Systems, Inc., which is a wholly owned subsidiary of SunGard Data Systems.

- The Northpoint Property. This property, which was acquired in June 2004, is located in Dallas, Texas and consists of a two-story office building built in 1978 containing approximately 79,049 rentable square feet. The property is located on approximately 5.1 acres of land. Behringer Harvard Mid-Term Fund I owns a 100% fee simple interest in this property. As of September 30, 2005, the Northpoint Property was 100% leased and includes as its major tenants Centex Homes and Medical Edge Healthcare Group, Inc.

- The Tucson Way Property. This property, which was acquired in October 2004, is located in Englewood, Colorado, a suburb of Denver. The property consists of a two-story office building built in 1985 containing approximately 70,660 rentable square feet. The property is located on approximately 6.02 acres of land. Behringer Harvard Mid-Term Fund I owns a 100% fee simple interest in this property. The Tucson Way Property is 100% leased to Raytheon Company on a triple-net basis through April 2012.

- The 2800 Mockingbird Property. This property, which was acquired in March 2005, is located in Dallas, Texas. The property consists of a single-story office building containing approximately 73,349 rentable square feet. The property is located on approximately 3.97 acres of land. The building was originally constructed in 1940, expanded in 1979 and partially renovated in 2000. Behringer Harvard Mid-Term Fund I owns a 100% fee simple interest in this property. The 2800 Mockingbird Property is 100% leased to Government Records Services, Inc., a division of Affiliated Computer Services, Inc., on a triple-net basis through September 2010.

- The Parkway Vista Building. This property, acquired in June 2005, is a two-story suburban office building containing approximately 33,467 rentable square feet located on approximately 2.0 acres of land in Plano, Texas, a suburb of Dallas. The Parkway Vista Building, which was constructed in 2002, was approximately 96% leased as of September 30, 2005, and includes the following major tenants: American Express Financial Advisors, Blue Star Title, Inc. and HKB-Brooks Rehabilitation.

Private Programs

As of September 30, 2005, the prior privately offered programs sponsored by our affiliates include 28 single-asset real estate limited partnerships, eight tenant-in-common offerings, one private REIT and one private multi-asset real estate limited partnership, Behringer Harvard Strategic Opportunity Fund I, which has investment objectives similar to ours. As of September 30, 2005, the total amount of funds raised from investors in these 38 prior private offerings was approximately $292.2 million, and the total number of investors in such programs was approximately 930. In addition, Behringer Harvard Strategic Opportunity Fund I is currently sponsoring the sale of tenant-in-common interests in Firestone Apartments, as discussed below. See Tables I and II of the Prior Performance Tables for more detailed information about the experience of our affiliates in raising and investing funds for the private offerings initiated over the last three years and compensation paid to the sponsors of these programs.

The aggregate dollar amount of the acquisition and development costs of the properties purchased by the privately offered programs previously sponsored by our affiliates, as of September 30, 2005, was $670.6 million. Of this aggregate amount, approximately 97.6% was spent on existing or used properties, approximately 1.9% was spent on construction properties, and approximately 0.5% was spent on acquiring or developing land. Of the aggregate amount, approximately 88.7% was spent on acquiring or developing office buildings, approximately 8.5% was spent on acquiring or developing golf centers and marinas, approximately 1.4% was spent on acquiring or developing multi-tenant residential properties (apartments), approximately 1.0% was spent on acquiring or developing retail centers, and approximately 0.4% was spent on acquiring or developing storage facilities. These properties were located in Texas, Minnesota, Arkansas, Missouri, Washington, D.C., Maryland, Colorado, Florida and the U.S. Virgin Islands, and the aggregate purchase price in each of these jurisdictions was $305.0 million, $114.7 million, $48.0 million, $34.9 million, $46.8 million, $54.3 million, $50.7 million, $11.4 million and $4.8 million, respectively. The following table shows a breakdown by percentage of the aggregate amount of the acquisition and development costs of the properties purchased by the prior private real estate programs as of September 30, 2005:

Type of Property	New	Used	Construction
Office buildings	0.0%	98.5%	1.5%
Apartments	0.0	100.0	0.0
Retail	0.0	100.0	0.0
Marinas / Golf	0.0	91.3	8.7
Land	0.0	100.0	0.0
Storage facilities	0.0	100.0	0.0

As of September 30, 2005, these programs have sold 36 of the total of 62 properties, or 58% of such properties. The original purchase price of the properties that were sold was $178.6 million, and the aggregate sales price of such properties was $207.9 million. See Tables III, IV and V of the Prior Performance Tables for more detailed information as to the operating results of such programs whose offerings closed since January 1, 1995, results of such programs that have completed their operations since December 31, 1996 and the sales or other disposals of properties with investment objectives similar to ours since January 1, 1997.

As of September 30, 2005, the percentage of these programs, by investment, with investment objectives similar to ours is 90.1%. Over the last six years, the privately offered real estate programs of our affiliates with investment objectives similar to ours purchased a total of 37 office buildings, two multi-tenant residential property and one hotel resort property with an aggregate purchase price of $604.5 million, using $402.9 million in purchase mortgage financing. These buildings were located in Texas, Minnesota, Arkansas, Missouri, Washington, D.C., Maryland, Colorado, Florida and the U.S. Virgin Islands and had an aggregate of 4.5 million square feet of gross leasable space. For more detailed information regarding acquisitions of properties by such programs since January 1, 1995, see Table VI contained in Part II of the registration statement of which this prospectus is a part. We will provide a copy of Table VI to any prospective investor upon request and without charge.

Behringer Harvard Strategic Opportunity Fund I

Behringer Harvard Strategic Opportunity Fund I, a Texas limited partnership, was formed in January 2005 to acquire interests in income-producing properties that may be repositioned or redeveloped so that they will reach an optimum value within an anticipated three-to-five year holding period. Behringer Harvard Strategic Advisors I LP, an affiliate of our advisor, serves as the general partner of Behringer Harvard Strategic Opportunity Fund I. The offering of Behringer Harvard Strategic Opportunity Fund I's units of limited partnership interest commenced on January 20, 2005. As of September 30, 2005, Behringer Harvard Strategic Opportunity Fund I had raised gross offering proceeds of approximately

$53.9 million from the issuance of approximately 5.4 million units of limited partnership interest to approximately 360 investors.

As of September 30, 2005, Behringer Harvard Strategic Opportunity Fund I had purchased interests in three real estate properties amounting to an investment of approximately $63.1 million.

As of September 30, 2005, Behringer Harvard Strategic Opportunity Fund I owns an interest in the following properties:

- Lakeway Inn. This property, acquired in February 2005, consists of a six-story hotel building, 17 cabana room buildings, two conference room buildings and a two-story parking garage. The property has 238 guestrooms and is located on approximately 16.6 acres of land on the shores of Lake Travis near Austin, Texas. Significant restoration is planned for this property.

- Stonecreek Apartments. This property, acquired in July 2005, consists of a 172-unit apartment project situated on approximately 11.8 acres of land and an adjacent 8.1-acre tract of land, all located in Killeen, Texas. It is anticipated that an apartment project containing 128 units will be constructed on the adjacent 8.1-acre tract of land. Behringer Harvard Strategic Opportunity Fund I owns a 90% interest in this property.

- Firestone Apartments. This property, acquired in August 2005, consists of a 350-unit apartment project situated on approximately 11 acres of land located in Fort Worth, Texas. Behringer Harvard Strategic Opportunity Fund I owns a 100% interest in this property.

Other Private Offerings

Behringer Harvard Holdings or its affiliates sponsor private offerings of tenant-in-common interests for the purpose of facilitating the acquisition of real estate properties to be owned in co-tenancy arrangements with persons who wish to invest the proceeds from a prior sale of real estate in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Code. As of September 30, 2005, Behringer Harvard Holdings or one or more of its affiliates had sponsored nine such offerings, in which a real estate limited liability company affiliated with or sponsored by Behringer Harvard Holdings, has purchased the property directly from the seller and then sold tenant-in-common interests in these properties through an assignment of the purchase and sale agreement relating to the property. We have participated in seven such transactions in which we have directly acquired an interest in the property from the seller and thus are a tenant-in-common with other tenant-in-common holders.

Behringer Harvard Minnesota Center TIC I, LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in Minnesota Center that were not purchased by us. For a description of Minnesota Center, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – Minnesota Center." The private placement offering of tenant-in-common interests commenced on July 10, 2003, and was completed on October 15, 2003. Behringer Harvard Minnesota Center TIC I, LLC raised total gross offering proceeds of approximately $14.1 million from the sale of 22 tenant-in-common interests.

Behringer Harvard Enclave S LP was formed as a special purpose limited partnership formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in Enclave on the Lake that were not purchased by us. For a description of Enclave on the Lake, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – Enclave on the Lake." The private placement offering of tenant-in-common interest commenced on March 1, 2004 and was completed on April 12, 2004. Behringer Harvard Enclave S LP raised total gross offering proceeds of approximately $7.7 million from the sale of 12 tenant-in-common interests.

Behringer Harvard Beau Terre S, LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer undivided tenant-in-common interests in Beau Terre Office Park pursuant to a private placement offering. Beau Terre Office Park is located in Bentonville, Arkansas. The property contains approximately 36 single-story office buildings, with approximately 371,083 rentable square feet of office space and is located on approximately 70 acres of land. The private placement offering of tenant-in-common interests commenced on May 12, 2004 and was completed on August 18, 2004. Behringer Harvard Beau Terre S, LLC raised total gross offering proceeds of approximately $17.6 million from the sale of 28 tenant-in-common interests.

Behringer Harvard St. Louis Place S, LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in St. Louis Place that were not purchased by us. For a description of St. Louis Place, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – St. Louis Place." The private placement offering of tenant-in-common interests commenced on June 1, 2004 and was completed on July 15, 2004. Behringer Harvard St. Louis Place S, LLC raised total gross offering proceeds of approximately $10.6 million from the sale of 14 tenant-in-common interests.

Behringer Harvard Colorado Building S, LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in Colorado Building that were not purchased by us. For a description of Colorado Building, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – Colorado Building." The private placement offering of tenant-in-common interests commenced on July 8, 2004 and was completed on August 10, 2004. Behringer Harvard Colorado Building S, LLC raised total gross offering proceeds of approximately $5.1 million from the sale of 8 tenant-in-common interests.

Behringer Harvard Travis Tower S LP was formed as a special purpose limited partnership formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in Travis Tower that were not purchased by us. For a description of Travis Tower, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – Travis Tower." The private placement offering of tenant-in-common interests commenced on September 17, 2004 and was completed on December 10, 2004. Behringer Harvard Travis Tower S LP raised total gross offering proceeds of approximately $10.4 million from the sale of 20 tenant-in-common interests.

Behringer Harvard Pratt S, LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in the 250 West Pratt Street Property that were not purchased by us. For a description of 250 West Pratt Street Property, please see the section of this prospectus under the heading "Description of Real Estate Investments – Description of Properties – 250 West Pratt Street Property." The private placement offering of tenant-in-common interests commenced on November 11, 2004 and was completed on December 17, 2004. Behringer Harvard Pratt S, LLC raised total gross offering proceeds of approximately $13.8 million from the sale of 18 tenant-in-common interests.

Behringer Harvard Alamo Plaza S LLC was formed as a special purpose limited liability company formed by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in Alamo Plaza that were not purchased by us. The private placement offering of tenant-in-common interests commenced on January 18, 2005 and was completed on February 24, 2005. Behringer Harvard Alamo Plaza S LLC raised total gross offering proceeds of approximately $13.3 million from the sale of 25 tenant-in-common interests.

Behringer Harvard Firestone S LP was formed as a special purpose limited partnership by Behringer Harvard Holdings to offer, pursuant to a private placement offering, the tenant-in-common interests in the Firestone Apartments that were not purchased by Behringer Harvard Strategic Opportunity

Fund I. The private placement offering of tenant-in-common interests commenced on September 23, 2005 and is currently ongoing.

In addition to the foregoing, from time to time, programs sponsored by us or our affiliates may conduct other private offerings of securities.

The prior programs sponsored by our affiliates have occasionally been adversely affected by the cyclical nature of the real estate market. They have experienced, and can be expected in the future to experience, decreases in net income when economic conditions decline. Some of these programs have also been unable to optimize their returns to investors because of requirements to liquidate when adverse economic conditions caused real estate prices to be relatively depressed. For example, in 2000 and 2001, in markets where Harvard Property Trust, Inc. and BRP (SV), L.P. had investments, owners of commercial office space had lowered ability to claim higher rental rates from new tenant leases and less ability to sell assets at the same time new office space became available in such markets. As the real estate market turned downward during this time, Harvard Property Trust, Inc.'s ability to maximize revenue was adversely impacted and, as a result, cash flow for distributions was negatively affected. Also, its asset sale prices for transactions in 2000 and 2001, although greater than the original purchase price, were substantially lower than the original projections, impacting overall projected asset performance negatively. In response to such downward trends, Harvard Property Trust, Inc.'s management, as a strategic response, timely liquidated portfolio properties in an effort to limit the negative economic effects. As a result, that program ultimately realized an 11.4% annualized weighted average return, which was less than the original projections. See Table I in the Prior Performance tables beginning on page A-2. The same real estate cycle downturn impacted BRP (SV), L.P. by slowing the pace of leasing vacant space, increasing the number of tenant defaults, and limiting the ability to make distributions, which ultimately delayed the timing of refinancing the existing mortgage. Additionally, other Behringer Harvard sponsored tenant-in-common programs, in which we are typically the largest tenant-in-common investor, have acquired tenant-in-common interests in certain commercial office properties with the expectation that the near term occupancy levels would improve to a level sufficient to meet the initial targeted return for the respective properties. The increase in occupancy rates in certain of these submarkets where some of these properties are located, and the leasing increases at those properties, have been slower than anticipated. While these properties are all providing positive returns and these properties continue to seek lease-up with growing success, the slower growth in occupancy levels in the near term has resulted in lower current income and lower current distributions generated by these investments than were anticipated. In certain instances, Behringer Harvard Holdings, the sponsor of these programs, or its affiliates, has agreed to make certain accommodations to benefit the owners of these properties, including the deferral of asset management fees otherwise payable to the sponsor or its affiliates. Our business will be affected by similar conditions.

Neither our advisor nor any of our affiliates, including Mr. Behringer, has any substantial experience with investing in mortgage loans. Although we currently do not expect to make significant investments in mortgage loans, we may make such investments to the extent our advisor determines that it is advantageous to us, due to the state of the real estate market or in order to diversify our investment portfolio. See "Management" for a description of the experience of each of our directors and executive officers.

No assurance can be made that our program or other programs sponsored by our advisor and its affiliates will ultimately be successful in meeting their investment objectives. See Table III elsewhere in this prospectus for figures that show the lower profit on sale of properties posted by Harvard Property Trust, Inc. in 2000 and 2001, and the significant difference in gross revenue posted by BRP (SV), L.P., in 2000 as compared to 2001, as a result of fluctuations in the real estate market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: November 9, 2005   By: /s/ Gary S. Bresky

                                                 Gary S. Bresky
                                                 Chief Financial Officer